Filed pursuant to Rule 424(b)(3) and 424(c)
Registration No. 333-105650

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 25, 2003
AS SUPPLEMENTED ON JULY 7, 2003)

$172,500,000

McDATA CORPORATION

2 1/4% Convertible Subordinated Notes Due 2010 and Shares of our Class A Common
Stock Issuable Upon Conversion of the Subordinated Notes.

        This document supplements the Prospectus dated June 25, 2003, as previously supplemented by the Prospectus Supplement dated July 7, 2003, relating to the resale by the holders of McDATA Corporation's 2 1/4% Convertible Subordinated Notes Due 2010, or the Notes, and shares of our Class A Common Stock issuable upon conversion of the Notes.

        This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus dated June 25, 2003 as supplemented by the Prospectus Supplement dated July 7, 2003.

        The following sets forth information as of the date of this Prospectus Supplement about the principal amount at maturity of Notes and the shares of our Class A Common Stock issuable upon conversion of the Notes owned by the selling securityholder set forth below that may be offered using this Prospectus Supplement.

SELLING SECURITYHOLDERS

        The table below sets forth updated information regarding the selling securityholders listed on the table on pages 54-56 of the Prospectus as supplemented by the Prospectus Supplement dated July 7, 2003.

Name of Selling Holder	Aggregate Principal Amount at Maturity of Notes Beneficially Owned and That May Be Offered	Percentage of Notes Outstanding	Shares of Class A Common Stock Beneficially Owned and That May Be Offered(1)	Percentage of Class A Common Stock Outstanding(2)

Akela Capital Master Fund, Ltd.	11,000,000	6.4%	1,027,385	1.3%

(1)
Assumes conversion of all of the holder's Notes at a conversion price of approximately $10.71 per share of Class A common stock. However, this conversion price will be subject to adjustment as described under "Description of the Notes—Conversion of Notes". As a result, the amount of Class A common stock issuable upon conversion of the Notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 81,000,000 shares of Class A common stock outstanding as of June 1, 2003. In calculating this amount, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that particular holder's Notes. However, we did not assume the conversion of any other holder's Notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 15, 2003